

GZITIC Hualing Holdings Limited
國信華凌集團有限公司


03024027

11 June 2003


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2003
WASH, D.C.
155
SECTION

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.

SUPPL

Dear Sir,

Re: GZITIC Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Circular	2 June 2003	Stock Exchange/shareholders
Circular	2 June 2003	Stock Exchange/shareholders
Circular	11 June 2003	Stock Exchange/shareholders

Thank you for your attention.

Yours faithfully,
For and on behalf of
GZITIC Hualing Holdings Limited

Wong Hon Sum
Company Secretary

PROCESSED
JUN 3 0 2003
THOMSON
FINANCIAL

HW/ip

dlw 6/26

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話: (852) 2802 2155 圖文傳真: (852) 2598 8995
http://www.hualing.com.hk

IMPORTANT

THE CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in GZITIC HUALING HOLDINGS LIMITED, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


SEC MAIL PROCESSING
RECEIVED
JUN 20 2003
SECTION


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen

Non-executive Directors:
ZHANG Xin Hua
CHEN Yu Hang

Independent Non-executive Directors:
LO Wing Sang, Vincent
CHAN Wai Dune
LAM Ming Yung

Registered Office:
Rooms 2802-4
28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

2nd June, 2003

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR CHANGE OF NAME

INTRODUCTION

It was announced by the directors of the Company on 19th May, 2003 that the Company proposed to change its name.

The purpose of this circular is to give you further details regarding the proposal and to give you notice of the Extraordinary General Meeting to be held on Friday, 27th June, 2003 at 2:30 p.m. to consider and, if thought fit, to approve the Proposal.

CHANGE OF COMPANY NAME

The directors propose that, subject to the approval of the Registrar of Companies, the name of the Company be changed to "HUALING HOLDINGS LIMITED (華凌集團有限公司)". The proposed change of name is conditional upon the passing of the resolution set out in the Notice of Extraordinary General Meeting on page 3 of this circular. Apart from passing a special resolution set out above, there is no other condition has to be satisfied in respect of proposed change of name. The proposed change of name is to reflect that pursuant to the restructuring of controlling shareholder, Guangzhou International Trust and Investment Corporation ("GZITIC"), will no longer be the controlling shareholder of the Company. As part of the Guangzhou Municipal Government Reorganisation, it is proposed that GZITIC will transfer its aggregate 48.5% shareholding in the Company to Able Profit Investment Limited ("AP") ("the Transfer"). Pursuant to the completion of the Transfer, Guangzhou International Group Co., Ltd., the immediate shareholder of AP, will replace GZITIC as the ultimate controlling shareholder of the Company. The proposed change of name is subject to approval of the Registrar of Companies. A further announcement will be made upon the change of name becoming effective.

SHARE CERTIFICATES

The change of the Company's name will not affect any of the rights of shareholders of the Company. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of title to shares of HK$0.1 each in the Company. Such shares will remain valid for trading, settlement and delivery for the same number of shares in the new name of the Company. Accordingly, there will not be any arrangement for free exchange of existing share certificates for new share certificates bearing the new name.

EXTRAORDINARY GENERAL MEETING

A notice convening an Extraordinary General Meeting of the Company to be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong on Friday, 27th June, 2003 at 2:30 p.m. is set out on page 3 of this circular.

There is enclosed a form of proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the meeting, you are requested to complete the form of proxy and return it to the Company's Registered Office at Rooms 2802-4, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not later than 48 hours before the time fixed for holding the meeting. The completion of a form of proxy does not preclude you from attending and voting at the meeting in person if you subsequently so decide.

Yours faithfully,
CHEN Xiao-shi
Chairman



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong on Friday, 27th June, 2003 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:—

SPECIAL RESOLUTION

THAT, subject to the approval of the Registrar of Companies, the name of the Company be changed to "HUALING HOLDINGS LIMITED (華凌集團有限公司)"

By Order of the Board
Wong Hon Sum
Company Secretary

2nd June, 2003

Registered Office:
Rooms 2802-4
28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

Notes:

(1) Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote, on a poll, instead of him. A proxy need not be a member of the Company.

(2) To be valid, a form of proxy, together with the power of attorney or other authority if any under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Registered Office at Rooms 2802-4, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong not less than forty-eight hours before the time appointed for holding the Meeting.

此乃要件　請即處理

閣下如對本通函**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之國信華凌集團有限公司股份**全部售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(依據公司條例在香港註冊成立)

執行董事：
陳小石 *(董事長)*
梁偉文
梁保平
葉真文

註冊辦事處：
香港灣仔
港灣道25號
海港中心
28樓2802-4室

非執行董事：
張新華
陳宇航

獨立非執行董事：
羅榮生
陳維端
林明勇

敬啟者：

建議更改公司名稱

緒言

本公司董事會於二零零三年五月十九日宣佈，建議更改本公司名稱。

本通函旨在向　閣下提供有關此項建議之進一步資料，並敦請　閣下考慮並酌情通過於二零零三年六月二十七日（星期五）下午二時三十分舉行之股東特別大會通過此項建議，該大會之通告隨本通函附上。

更改公司名稱

董事會建議在公司註冊處批准之情況下，將本公司之名稱更改為「華凌集團有限公司（HUALING HOLDINGS LIMITED）」。更改公司名稱須待本通函第3頁所載之股東特別大會通告之決議案獲通過後方可作實。除須通過上述所載的特別決議外，就更改公司名稱而言，並沒有其他必須符合的條件。此項更改公司名稱之建議乃反映控股股東進行重組後，廣州國際信托投資公司（「廣州信托」）已不再是本公司之控股股東。作為廣州市政府重組之一部份，建議廣州信托轉讓其於本公司合共48.5%股權予Able Profit Investment Limited（「AP」）（「該轉讓」）。待完成該轉讓後，AP的直接股東，廣州國際集團有限公司將取代廣州信托成為本公司之最終控股股東。建議更改公司名稱須在公司註冊處批准下方可作實，於更改公司名稱生效時，本公司將另行通告。

股票

本公司股東之任何權益將不會因本公司更改名稱而受到影響。所有以本公司舊有名稱抬頭的已發行股票證書，仍繼續為實益持有本公司每股面值港幣0.1元的股票之產權憑證。所有以此等股票進行以本公司新名稱之相等數量股票的交易、結算及交付將仍然有效。因此，本公司將不會安排免費為現時之股票證書更換為以新名稱抬頭的新股票證書。

股東特別大會

本公司將於二零零三年六月二十七日（星期五）下午二時三十分假座香港灣仔港灣道1號香港君悅酒店閣樓君悅廳IV舉行股東特別大會，大會通告載於本通函第3頁。

隨本通函附上股東特別大會之代表委任表格。無論股東是否有意出席股東特別大會，請按照代表委任表格上列印之指示填妥該表格，並於大會指定舉行時間48小時前交回本公司註冊辦事處，地址為香港灣仔港灣道25號海港中心28樓2802-4室。填妥及交回代表委任表格後，股東仍可出席股東特別大會並於會上投票。

此致

列位股東　參照

董事長
陳小石
謹啟

二零零三年六月二日



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(依據公司條例在香港註冊成立)

股東特別大會通告

茲通告本公司謹定於二零零三年六月二十七日(星期五)下午二時三十分假座香港灣仔港灣道1號香港君悅酒店閣樓君悅廳IV舉行股東特別大會，藉以考慮並酌情通過下列決議案為特別決議案：

特別決議案

動議：於公司註冊處批准之情況下，本公司之名稱更改為"HUALING HOLDINGS LIMITED (華凌集團有限公司)"。

承董事會命
公司秘書
黃漢森

二零零三年六月二日

註冊辦事處：
香港灣仔
港灣道25號
海港中心
28樓2802-4室

附註：

1) 凡有權出席股東特別大會及投票之股東，均可委派一位或多位代表出席，並於表決時代為投票。所委任之代表無須為本公司股東。

2) 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會指定舉行時間48小時前交回香港灣仔港灣道25號海港中心28樓2802-4室本公司之註冊辦事處，方為有效。

IMPORTANT

If you are in any doubt about this document or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in GZITIC Hualing Holdings Limited, you should at once hand this document to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.





GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen

Registered Office:
Rooms 2802-4
28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

Non-executive Directors:
ZHANG Xin Hua
CHEN Yu Hang

Independent Non-executive Directors:
LO Wing Sang, Vincent
CHAN Wai Dune
LAM Ming Yung

2nd June, 2003

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO REPURCHASE SHARES EXPLANATORY STATEMENT

INTRODUCTION

At the annual general meeting of the Company held on 13th June, 2002, a general mandate was granted to the Directors to exercise all powers of the Company to purchase shares in the capital of the Company (the "Shares'). Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company and the Directors propose to seek your approval of an ordinary resolution to be proposed at the forthcoming annual general meeting of the Company to give a fresh general mandate to the Directors to exercise the powers of the Company to purchase Shares up to a maximum of 10% of the issued share capital of the Company at the date of passing the resolution.

In accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company is required to send to shareholders an explanatory statement containing all the information reasonably necessary to enable shareholders to make an informed decision on whether to vote for or against the above-mentioned mandate. The purpose of this explanatory statement is to set out such information.

REASONS FOR THE SHARE REPURCHASE MANDATE

Whilst Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution (ii) set out in the notice of the forthcoming annual general meeting of the Company (the "Share Repurchase Mandate") is passed would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares can be beneficial to those shareholders who retain their investment in the Company since this may, depending on the circumstances, result in increases to the fully diluted net assets and/or earnings per Share. Furthermore, the Directors' exercise of the Share Repurchase Mandate may lead to an increased volume of trading in the Shares, and therefore enhanced liquidity in the Shares, on the Stock Exchange. Based on the 1,382,036,408 Shares in issue as at 28th May, 2003 (the latest practicable date prior to the printing of this explanatory statement), the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 138,203,640 Shares.

SOURCE OF FUNDS

This Listing Rules restrict share repurchases on The Stock Exchange in any calendar month to a maximum of 25% of the trading volume in the relevant securities in the immediately preceding calendar month. The Directors propose that a repurchase of Shares under the Share Repurchase Mandate would be financed from the Company's internal resources or existing banking facilities.

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong. In particular, the Ordinance provides that repurchases of Shares may only be made out of distributable profits of the Company or out of the proceeds of a fresh issue of Shares made the purposes of such repurchases.

Whilst the Share Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2002, the Directors expect to exercise such mandate if and to such extent only as they are satisfied that the exercise thereof will not have such a material adverse impact.

DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the Share Repurchase Mandate only in accordance with the Listing Rules and the laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Share Repurchase Mandate in the event that the mandate is granted by the shareholders.

The Company has not been notified by any connected persons of the Company (as defined in the Listing Rules) that they have a present intention to sell any Shares held by them to the Company, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

SHARE PRICES

The highest and lowest traded market price for Shares recorded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Traded market price	
	Highest	Lowest
	HK$	*HK$*
2002		
May	0.355	0.310
June	0.325	0.270
July	0.295	0.190
August	0.315	0.173
September	0.275	0.228
October	0.325	0.240
November	0.300	0.265
December	0.315	0.260
2003		
January	0.275	0.235
February	0.235	0.210
March	0.230	0.187
April	0.202	0.142

TAKEOVER CODE

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and thereby become obliged to make mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

The shareholding of the controlling shareholder of the Company before repurchase of any Shares as at 28th May, 2003 (the latest practicable date prior to the printing of this explanatory statement) was approximately 48.5% and in the event that the Share Repurchase Mandate is exercise in full, such shareholding will be increased to approximately 53.9%.

In the event that the Share Repurchase Mandate is exercised in full, the number of Shares held by the public may not fall below 25%.

SHARE REPURCHASES MADE BY THE COMPANY

No repurchases of Shares have been made by the Company since the Shares were listed on the Stock Exchange (whether on the Stock Exchange or otherwise).

RECOMMENDATION

The Directors believe that the proposal to grant them the Share Repurchase Mandate is in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the forthcoming 2003 Annual General Meeting.

Yours faithfully,
CHEN Xiao Shi
Chairman


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong on Friday, 27th June 2003 at 3:00 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and the Auditors for the year ended 31st December 2002.

2. To re-elect Directors and to fix their remuneration.

3. To re-appoint Auditors and to fix their remuneration.

4. As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

   (i) "**THAT** :

   (A) subject paragraph (B) below and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of all the powers of the Company to allot, issue and deal with shares in the capital of the Company during the Relevant Period and to make or grant offers, agreements and options which would or might require the exercise of such power (whether during or after the expiry of the Relevant Period) be and is hereby generally and unconditionally approved;

   (B) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (A) of this Resolution, otherwise then pursuant to a Rights Issue or the exercise of options under any option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to employees of the Company and/ or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed (i) 20% of the aggregate nominal amount of the shares capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Board are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (C) for the purpose of this Resolution:—

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held;

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Board to the holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in, any territory outside Hong Kong); and

(ii) "**THAT** :

(A) subject to paragraph (B) below, the exercise by the Board during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of the shares which may be repurchased by the Company pursuant to paragraph (A) of this Resolution above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution, "Relevant Period" means the period from passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(iii) "**THAT**:

The Board of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of the resolution set out in 4 (i) of the notice convening this meeting in respect of the share capital of the Company referred to in sub-paragraph (ii) of paragraph (B) of such resolution."

By Order of the Board
Chairman
Chen Xiao-shi

Hong Kong, 19th May 2003

Notes:

(1) The Board wish to state that in relation to the Ordinary Resolutions set out in item 4 above, they have no immediate plans to issue any new shares of the Company or to repurchase any existing shares of the Company pursuant to the relevant mandate.

(2) Any Member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a Member.

(3) In the case of joint holders of shares in the Company, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which names stand in the Register of Members.

(4) In order to be valid, the form of proxy must be in writing under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised, and must be deposited at the registered office of the Company (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting, as the case may be.

(5) An explanatory statement containing information regarding the Ordinary Resolutions set out in item 4(ii) above will be sent to shareholders together with the Notice of Annual General Meeting.

重要提示

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之國信華淩集團有限公司股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


GZITIC

GZITIC Hualing Holdings Limited
國信華淩集團有限公司
(依據公司條例在香港註冊成立)

執行董事：
陳小石 *(董事長)*
梁偉文
梁保平
葉真文

非執行董事：
張新華
陳宇航

獨立非執行董事：
羅榮生
陳維端
林明勇

註冊辦事處：
香港灣仔
港灣道25號
海港中心
28樓2802-4室

敬啟者：

購回股份之一般授權
說明函件

緒言

於二零零二年六月十三日舉行之本公司股東週年大會上，董事會獲授予一項一般授權，可行使本公司之一切權力，購回本公司股本中之股份(「股份」)。該項授權將於即將舉行之本公司股東週年大會結束時失效，故董事會擬尋求　閣下批准於本公司即將召開之股東週年大會動議一項普通決議案授予董事會一項一般授權，於通過該項決議案日起，可行使本公司之一切權力，購回本公司之已發行股份最高10%。

按照香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)，本公司需向股東寄發一份載有一切合理所需之資料之説明函件，令股東可在獲得充足資料之情況下，決定投票贊成或反對延續上述授權。本説明函件旨在提供該等資料。

購回股份授權原因

儘管董事會現無意購回任何股份，彼等相信倘即將舉行之本公司股東週年大會之通告內所載之第(ii)項普通決議案獲通過，所授予彼等之授權(「購回股份授權」)所賦予之靈活性將對本公司及其股東有利。由於近年在聯交所之交易情況有時會出現大幅波動，故倘於將來任何時間內，股份以低於其實際價值之價格買賣時，本公司能夠購回股份將對保留於本公司之投資股東有利，原因為(視乎當時情況而定)每股股份之全面攤薄後資產淨值及／或每股盈利將會增加。此外，董事會行使購回股份授權可能會增加股份在聯交所之成交量，從而增加股份之流量。基於二零零三年五月二十八日(本説明函件付印前之最後實際可行日期)已發行之1,382,036,408股股份，本公司根據購回股份授權最多可以購回138,203,640股股份。

資金來源

上市規則限制於任何一個日曆月內在聯交所購回股份之數目不得超過有關證券於對上一個日曆月內成交量之25%。董事會建議根據購回股份授權而購回之股份所須之款項將由本公司內部資源或現有銀行融資中撥出。

根據本公司之公司組織章程大綱及細則以及香港法例之規定，本公司用以支付購回股份之款項只可來自可合法用於購回股份之資金。公司條例特別規定，只可運用本公司可供分派之溢利或為購回行動而進行之發售新股所得之款項購回股份。

如與本公司截至二零零二年十二月三十一日止年度之經審核賬目內所披露之財政狀況比較後，全面行使購回股份授權可能會對本公司之營運資金或負債狀況造成重大不利影響，董事會僅會在相信行使該項授權不會造成該等重大不利影響之情況下，方會行使該項授權。

權益之披露

董事會已向聯交所保證在根據購回股份授權行使本公司權力購買股份時，將依據上市規則及香港法例之規定進行。

各董事或(在作出一切合理查詢後就彼等所知)彼等之任何聯繫人士現時概無意於股東授予購回股份授權後，根據該項授權向本公司出售股份。

本公司未獲任何其關連人士(定義根據上市規則詮釋)通知現時擬於購回股份授權獲股東授出後，，向本公司出售彼等持有之任何股份之意向，亦並未獲該等人士保證予會向本公司出售所持有之任何股份。

股份價格

本文件付印前十二個月期間，本公司股份在聯交所之最高及量低買賣價如下：

	買賣市價	
	最高	**最低**
	港元	*港元*
二零零二年		
五月	0.355	0.310
六月	0.325	0.270
七月	0.295	0.190
八月	0.315	0.173
九月	0.275	0.228
十月	0.325	0.240
十一月	0.300	0.265
十二月	0.315	0.260
二零零三年		
一月	0.275	0.235
二月	0.235	0.210
三月	0.230	0.187
四月	0.202	0.142

收購守則

倘根據購回股份授權行使購回股份之權力令致一名股東於本公司投票權之權益比例增加，則就香港公司收購及合併守則(「收購守則」)而言，該項增加將被視為一項收購。因此，一名股東或一群一致行動之股東可取得或集合本公司之控制權，並須按照收購守則第二十六及第三十二條提出強制性的收購建議。

於二零零三年五月二十八日(本説明函件付印前之最後實際可行日期)回購任何股份前，本公司控股股東實益持有約48.5%之權益。倘購回股份授權獲悉數行使，持有之股權將增至約53.9%。

倘若購回股份授權被全面行使，公眾持有股份數量將不會降至少於25%。

本公司購回之股份

由股份於聯交所上市之日起，本公司並無購回股份(無論是否在聯交所或以其他方式進行)。

推薦意見

董事會相信授予彼等購回股份授權之建議符合本公司及其股東之利益，因此推薦閣下於即將舉行之二零零三年度股東週年大會上投票贊成所提呈之各項有關決議案。

此致

列位股東　台照

董事長
陳小石
謹啟

二零零三年六月二日



GZITIC Hualing Holdings Limited
國信華淩集團有限公司

(依據公司條例在香港註冊成立)

茲通告本公司謹訂於二零零三年六月二十七日(星期五)下午三時正假座香港灣仔港灣道一號香港君悅酒店閣樓君悅廳IV舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零二年十二月三十一日止年度之賬目及董事會報告與核數師報告。

2. 重選董事及釐定彼等之酬金。

3. 重聘核數師及釐定其酬金。

4. 作為特別事項，考慮並酌情通過下列決議為普通決議案：

(i) 「**動議**：

(A) 在下文(B)段之規限下，根據公司條例第57B條，一般性及無條件批准董事會於有關期間內行使本公司所有權力，以配發、發行及處理本公司股本中之股份，並訂立或授出須要或可能須要行使此等權力之售股建議、協議及購股權(無論該等權力之行使是於有關期間內或屆滿以後)；

(B) 董事會依據本決議案(A)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額，因供股或根據購股權計劃授出之購股權獲行使或本公司當時採納以向本公司及／或其附屬公司之僱員發行本公司之股份或授出可認購本公司股份之權利之類似安排而配發者除外，不得超過(i)本公司於本決議案獲通過之日之已發行股本面值總額的20%，加(ii)(倘若董事會獲本公司股東另外通過普通決議授權)在本決議案獲通過後被本公司購回之本公司股本之面額最多可相等於本決議案獲通過之日本公司已發行股本面值總額的10%，而上文之批准須受此數額之限制；

(C) 就本決議案而言：－

「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間；

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；

(iii) 本公司之股東於股東大會上通過普通決議撤銷或更改本決議案之授權；及

「供股」指於董事會所訂定之期間內，向於一指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例配售新股之建議（惟董事會有權就零碎股份或因香港以外任何地區之法例或任何認可管制機構或證券交易所之規定所引致之任何限制或責任必須或權宜取消若干股東在此方面之權利或作出其他安排）；及

(ii) 「**動議**：

(A) 在下文(B)段之規限下，一般性及無條件批准董事會於有關期間內，遵照所有適用之法例及不時經修訂之香港聯合交易所有限公司證券上市規則，行使本公司所有權力以購回本公司股本中之股份；

(B) 本公司依據本決議案(A)段可購回股份之面值總額不得超過於本決議案獲通過之日本公司已發行股本之面值額之10%，而上文之批准須受此數額之限制；

(C) 就本決議案而言，「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間；

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

(iii) 「**動議**：

授權本公司董事會就本股東週年大會通告第4(i)項決議案(B)段第(ii)項所述之本公司之股本，行使該項決議案(A)段所述之本公司之權力。」

承董事會命
董事長
陳小石

香港，二零零三年五月十九日

附註：

(1) 董事會欲就上文第四項所載之普通決議作出聲明，彼等現時並無計劃發行本公司任何新股份或依據有關授權購回本公司任何現有股份。

(2) 凡有權出席上述會議並於會上投票之股東，均有權委任不超過兩位代表出席會議及代其投票。受委任的代表毋須為股東。

(3) 倘屬本公司股份之聯名持有人，則只有最資深之人士(不論親身或委派代表)之投票方會被接納，而其他聯名持有人之投票將屬無效。就此而言，資深程度以股東名冊上之排名序為準。

(4) 代表委任表格必須由委任人或其正式書面授權人簽署，如委任人為公司，則必須加蓋公司印鑑，或經由公司負責人或其他獲正式授權人士簽署。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或續會(視情況而定)指定舉行時間四十八小時前交回本公司之註冊辦事處，方為有效。

(5) 一份載有關於上述第四(ii)項所列之普通決議之資料之說明函件將隨股東週年大會通知寄發予各股東。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **GZITIC Hualing Holdings Limited**, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


SEC MAIL PROCESSING
RECEIVED
JUN 20 2003
WASH, D.C. 155 SECTION


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(incorporated in Hong Kong with limited liability)

PROPOSALS FOR
ADOPTION OF A NEW SHARE OPTION SCHEME AND
TERMINATION OF THE EXISTING SHARE OPTION SCHEME

A notice convening an extraordinary general meeting of GZITIC Hualing Holdings Limited to be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, 27 June 2003 at 2:00 p.m. is set out on pages 17 to 18 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Rooms 2802-4, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude shareholders from attending and voting in person at the meeting should they so wish.

Hong Kong, 11 June 2003

CONTENTS

Page

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Adoption Date"	27 June 2003, the date on which the New Share Option Scheme is conditionally adopted by resolution of the Shareholders at general meeting
"associates"	as such term is defined under the Listing Rules
"Board"	the board of directors of the Company or a duly authorised committee thereof for the time being
"Business Day"	a day (other than a Saturday or a Sunday) on which licensed banks are generally open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities
"Company"	GZITIC Hualing Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Directors"	the directors of the Company for the time being
"EGM"	the extraordinary general meeting of the Company to be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, 27 June 2003 at 2:00 p.m., the notice of which is enclosed with this circular
"EGM Notice"	the notice dated 11 June 2003 convening the EGM as set out in pages 17 to 18 of this circular
"Existing Share Option Scheme"	the share option scheme adopted by the Company at its general meeting on 26 November 1993 for any employees of any member of the Group (including any executive director or senior executive)
"Grantee"	any Participant who accepts an offer in accordance with the terms of the New Share Option Scheme and the Listing Rules or (where the context so permits) the lawful personal representative(s) entitled to any such Option in consequence of the death of the original Grantee
"Group"	the Company and its subsidiaries from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China

"Latest Practicable Date"	10 June 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share Option Scheme"	the share option scheme in its present or any amended form proposed to be adopted by the Company at the EGM, a summary of the principal terms of the rules of which is set out in the Appendix to this circular
"Option(s)"	a right(s) to subscribe for Shares pursuant to the terms of the New Share Option Scheme
"Option Period"	a period to be determined by the Board at its absolute discretion and notified by the Board to each Grantee as being the period during which an Option may be exercised and in any event, such period shall not be longer than 10 years from the date upon which any particular Option is granted in accordance with this Scheme
"Ordinary Resolution"	the proposed ordinary resolution as referred to in the EGM Notice
"Participant"	(i) any executive or non-executive directors of any member of the Group (or any persons proposed to be appointed as such) or any employees of any member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of any member of the Group; (iii) any consultants or professional advisers to any member of the Group; (iv) any chief executives or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; (vi) any employees of substantial shareholder of the Company; and (vii) any employees or directors of any suppliers or customers of any member of the Group, as to be determined by the Board at its absolute discretion within the aforesaid seven categories
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company (or of such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time)
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong))
"Takeover Code"	the Hong Kong Codes on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(incorporated in Hong Kong with limited liability)

Executive Directors:
CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen

Non-executive Directors:
ZHANG Xin Hua
CHEN Yu Hang

Independent non-executive Director:
LO Wing Sang, Vincent
CHAN Wai Dune
LAM Ming Yung

Registered Office:
Rooms 2802-4
28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

11 June 2003

To the Shareholders

Dear Sir or Madam

PROPOSALS FOR
ADOPTION OF A NEW SHARE OPTION SCHEME AND
TERMINATION OF THE EXISTING SHARE OPTION SCHEME

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed adoption of the New Share Option Scheme and the proposed termination of the Existing Share Option Scheme and to seek your approval of the Ordinary Resolution relating to these matters at the EGM.

2. ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted by the Company on 26 November 1993 and will expire on 25 November 2003. To be in line with the current Listing Rules in relation to share option schemes and in order for the Company to attract, retain and motivate talented Participants to strive for future developments and expansion of the Group and to provide the Company with a flexible means

of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants and for such other purposes as the Board may approve from time to time, the Board proposes that the New Share Option Scheme for the Participants be approved and adopted at the EGM and the Existing Share Option Scheme be terminated.

At the EGM, the Ordinary Resolution will be proposed that the New Share Option Scheme be approved and adopted and the Existing Share Option Scheme be terminated. A summary of the principal terms of the rules of the New Share Option Scheme is set out in the Appendix hereto. The New Share Option Scheme will take effect, subject to the fulfillment of all conditions precedent as referred to in sub-paragraph (a) below, on the Adoption Date. The Existing Share Option Scheme will terminate immediately upon all the conditions for the adoption of the New Share Option Scheme having been fully satisfied.

As at the Latest Practicable Date, there were 6,960,000 Shares (representing approximately 0.5% of the total issued share capital of the Company at the Latest Practicable Date) representing options which have been granted but not yet exercised under the Existing Share Option Scheme. The details of such outstanding options are set out below:

Grantee	No. of outstanding options	Exercise price	Grant date	Exercisable from	Exercisable until
ZHANG Xin Hua, Director	800,000	HK$0.930	30 September 1997	30 September 1997	30 September 2007
Lo Wing Sang, Vincent, Director	2,000,000	HK$0.244	17 February 2000	17 February 2000	17 February 2010
	1,000,000	HK$0.211	5 July 2000	5 July 2000	4 July 2010
CHAN Wai Dune, Director	2,000,000	HK$0.244	17 February 2000	17 February 2000	17 February 2010
	1,000,000	HK$0.211	5 July 2000	5 July 2000	4 July 2010
Employees of the Company	160,000	HK$0.211	5 July 2000	5 July 2000	4 July 2010
Total outstanding options	6,960,000				

Save as the aforesaid outstanding options, there were no other outstanding options under the Existing Share Option Scheme as at the Latest Practicable Date. The Board confirms that prior to the EGM, it will not grant any further option under the Existing Share Option Scheme. Besides the Existing Share Option Scheme, there is no other subsisting share option schemes of the Company as at the Latest Practicable Date.

Upon termination of the Existing Share Option Scheme, no further options may be granted under the Existing Share Option Scheme but in all other respects the provisions of the Existing Share Option Scheme shall remain in force. The above outstanding options under the Existing Share Option Scheme

shall continue to be subject to the provisions of the Existing Share Option Scheme and the adoption of the New Share Option Scheme will not in any event affect the terms of the grant of such outstanding options. Further, these outstanding options will also be subject to the 30% limit under the New Share Option Scheme and any other share option schemes of the Company pursuant to Note (2) of Rule 17.03(3) of the Listing Rules.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,382,036,408 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the Adoption Date, the number of Shares issuable pursuant to the New Share Option Scheme on the date of its adoption will be 138,203,640 Shares, being 10% of the total issued share capital of the Company as at the Latest Practicable Date.

(a) **Conditions precedent of the New Share Option Scheme**

The New Share Option Scheme will take effect upon satisfaction of the following conditions:

(i) passing of the Ordinary Resolution to adopt the New Share Option Scheme by the Shareholders in general meeting and to authorise the Directors to grant Options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of any Options granted under the New Share Option Scheme and to terminate the Existing Share Option Scheme by the Shareholders in general meeting; and

(ii) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, any Shares to be issued pursuant to the exercise of Options under the New Share Option Scheme.

Upon satisfaction of the above conditions, the Board will have the right to grant to the Participants Options to subscribe for Shares, which when aggregated with Shares to be granted under any other share option schemes of the Company, representing up to 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme, unless the Company obtains a fresh approval from its Shareholders to refresh the 10% limit. The maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company (including the Existing Share Option Scheme) shall not exceed 30% of the issued share capital of the Company from time to time.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,382,036,408 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the Adoption Date, the Company will be making application to the Stock Exchange for the approval of the listing of, and permission to deal in, 138,203,640 Shares to be issued pursuant to the exercise of the Options granted under the New Share Option Scheme.

Once the New Share Option Scheme is adopted, any alterations to the terms and conditions thereof, which are of a material nature or any change to the terms of the Options granted, must be approved by the Shareholders, except where the alterations take effect automatically pursuant to the terms originally provided in the New Share Option Scheme.

(b) **Explanation of the terms of the New Share Option Scheme**

In the Appendix hereto, you will find a summary of the principal terms of the rules of the New Share Option Scheme. By offering Options to the Participants in such flexible terms under the New Share Option Scheme, in particular, the subscription price of the Options will be determined on a fair basis, such Participants may exercise their Options at anytime within the Option Period to acquire a monetary gain or ownership interest in the Company which may in turn provide a further incentive to the Participants to better serve the Group.

Further, under the terms of the New Share Option Scheme, the Board may impose any conditions, restrictions or limitations in relation to the grant of Options as it may at its absolute discretion think fit, which may include, without limitation, any such minimum period for which an Option must be held by a Grantee before the Option can be exercised and/or any such performance targets that need to be achieved by a Grantee before an Option can be exercised. The Board is of the hope that these terms may in turn provide an incentive to retain high calibre employees and directors within the Group and for the Grantees to work towards achieving the goals of the Group.

(c) **Value of the Options**

The Board considers that it is not appropriate to state in this circular the value of all the Options that can be granted under the New Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the adoption of the New Share Option Scheme, given that the variables which are crucial for the calculation of the value of the Options cannot be determined at this juncture. The variables which are critical for the determination of the value of the Options include the subscription price for the Shares upon the exercise of the subscription rights attaching to the Options, whether or not Options will be granted under the New Share Option Scheme, and the timing of the grant of the Options, the period during which the subscription rights may be exercised, and any other conditions that the Board may impose on the Options and whether or not such Options, if granted, will be exercised by the Grantees. The subscription price payable for the Shares depends on the price of the Shares as quoted on the Stock Exchange, which in turn depends on when the Board are to grant Options under the New Share Option Scheme. With a scheme life of ten years, the Board is of the view that it is premature to state whether or not Options will be granted under the New Share Option Scheme, and if so, the number of Options that may be granted. It is also difficult to ascertain with accuracy the subscription price of the Shares given that the share price may fluctuate during the 10-year life span of the New Share Option Scheme. In the premises, the Board is of the view that the value of the Options depends on a number of variables which are difficult to be ascertained as at the date of this circular. Accordingly, the Board considers that it is premature and inappropriate to state the value of the Options for the time being in this circular.

3. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

4. EXTRAORDINARY GENERAL MEETING

Set out on pages 17 to 18 of this circular is the EGM Notice at which the Ordinary Resolution will be proposed to approve the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme.

5. ACTION TO BE TAKEN

A proxy form for use at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM, you are requested to complete the proxy form and return it to the registered office of the Company at Rooms 2802-4, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude Shareholders from attending and voting in person at the EGM if they so wish.

6. DOCUMENT AVAILABLE FOR INSPECTION

Copy of the New Share Option Scheme will be available for inspection at the registered office of the Company during normal business hours for a period of 14 days before and at the EGM.

7. RECOMMENDATION

The Board believes that the adoption of the New Share Option Scheme in replacement of the Existing Share Option Scheme is in the best interests of the Company and its Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the Ordinary Resolution as set out in the EGM Notice.

Yours faithfully
CHEN Xiao Shi
Chairman

The following is a summary of the principal terms of the rules of the New Share Option Scheme. It does not form part of, nor is it intended to be part of the rules of the New Share Option Scheme and it should not be taken as affecting the interpretation of the rules of the New Share Option Scheme. The Directors reserve the right at any time prior to the EGM to make such amendments to the New Share Option Scheme as they may consider necessary or appropriate provided that such amendments do not conflict with any material aspects with the summary in this Appendix:

(A) **Purpose**

The purpose of the New Share Option Scheme is for the Company to attract, retain and motivate talented Participants to strive for future developments and expansion of the Group and to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants.

(B) **Conditions**

The New Share Option Scheme is conditional upon (i) the passing of the Ordinary Resolution to adopt the New Share Option Scheme by the Shareholders in general meeting and to authorise the Directors to grant Options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of any Options granted under the New Share Option Scheme and to terminate the Existing Share Option Scheme by the Shareholders in general meeting; and (ii) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, any Shares to be issued pursuant to the exercise of Options under the New Share Option Scheme.

(C) **Scope of Participants and eligibility of Participants**

The scope of the Participants comprises of (i) any executive or non-executive directors of any member of the Group (or any persons proposed to be appointed as such) or any employees of any member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of any member of the Group; (iii) any consultants or professional advisers to any member of the Group; (iv) any chief executives or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; (vi) any employees of substantial shareholder of the Company; and (vii) any employees or directors of any suppliers or customers of any member of the Group, as to be determined by the Board at its absolute discretion within the aforesaid seven categories.

The Board may, at its absolute discretion, invite any Participant to take up Options. In determining the basis of eligibility of each Participant, the Board would mainly take into account of the calibre and quality of each individual Participant, the experience of the Participant on the Group's business, the length of service of the Participant with the Group or the length of business relationship the Participant has established with the Group and such other factors as the Board may at its absolute discretion consider appropriate.

(D) **Acceptance of Offer**

Offer of an Option shall be deemed to have been accepted by the Grantee and the Option to which the offer relates shall be deemed to have been granted when a letter in such form as the Board may from time to time at its absolute discretion determine signifying acceptance of the Option duly signed by the Grantee together with a remittance in favour of the Company of HK$1.00 by way of consideration for the granting thereof is received by the Company within 28 days from the date of the offer. The subscription price for Shares is calculated in accordance with paragraph (E) below.

(E) **Subscription price**

The subscription price for Shares under the New Share Option Scheme will be at least the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date on which an Option is granted, which date must be a Business Day; (ii) a price being the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the five Business Days immediately preceding the date on which an Option is granted; and (iii) the nominal value of a Share.

(F) **Maximum number of Shares available for subscription**

(i) Subject to (iv) below, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and any other share option scheme of the Company shall not in aggregate exceed 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme, unless the Company obtains a fresh approval from the Shareholders pursuant to (ii) below. As at the Latest Practicable Date, the issued share capital of the Company comprised 1,382,036,408 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the Adoption Date, the number of Shares issuable pursuant to the New Share Option Scheme on the date of its adoption will be 138,203,640 Shares representing 10% of the total issued share capital of the Company as at the Adoption Date.

(ii) Subject to (iv) below, the Company may seek approval of its Shareholders in general meeting for refreshing the 10% limit set out in (i) above such that the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme or any other share option schemes of the Company under the limit as refreshed shall not exceed 10% of the total number of Shares in issue as at the date of approval to refresh such limit.

(iii) Subject to (iv) below, the Company may seek separate approval by its Shareholders in general meeting for granting Options beyond the 10% limit provided the Options in excess of such limit are granted only to Participants specifically identified by the Company before such approval is sought. In such a case, the Company shall send a circular to its Shareholders containing such information as may be required under the Listing Rules.

(iv) Notwithstanding any other provisions of the New Share Option Scheme, the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company (including the Existing Share Option Scheme) shall not exceed 30% of the total number of Shares in issue from time to time.

(G) **Conditions, restrictions or limitations on Offer**

Subject to the provisions of the New Share Option Scheme and the Listing Rules, the Board may when making the Offer impose any conditions, restrictions or limitations in relation thereto as it may at its absolute discretion think fit, which may include, without limitation, any such minimum period for which an Option must be held by a Grantee before the Option can be exercised and/or any such performance targets that need to be achieved by a Grantee before an Option can be exercised.

(H) **Maximum entitlement of Shares of each Participant**

(i) The maximum entitlement for any one Participant is that the total number of Shares issued and to be issued upon exercise of the Options granted to each Participant (including both exercised, cancelled and outstanding Options) in any 12-month period shall not exceed 1% of the total number of Shares in issue.

(ii) Any further grant of Options to a Participant in excess of the 1% limit shall be subject to Shareholders' approval in general meeting with such Participant and his or her associates (with the meaning as ascribed under the Listing Rules) abstaining from voting. In such a case, the Company shall send a circular to its Shareholders containing all those terms as required under the Listing Rules. The number of Shares subject to the Options to be granted and the terms of the Options to be granted to such Participants shall be fixed before Shareholders' approval and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

(I) **Grant of Options to connected persons**

(i) Any grant of Options to a Participant who is a Director, chief executive or substantial Shareholder (all with the meaning as ascribed under the Listing Rules) of the Company or their respective associates (with the meaning as ascribed under the Listing Rules) must be approved by the independent non-executive Directors (excluding independent non-executive Director who is the Grantee).

(ii) Where the Board proposes to grant any Option to a Participant who is a substantial Shareholder (with the meaning as ascribed under the Listing Rules) or an independent non-executive Director, or any of their respective associates (with the meaning as ascribed under the Listing Rules), would result in the Shares issued and to be issued

upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to him or her in the 12-month period up to and including the date of such grant:

(1) representing in aggregate more than 0.1% of the total number of Shares in issue; and

(2) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000,

such proposed grant of Options must be approved by the Shareholders in general meeting. The Company shall send a circular to its Shareholders containing all those terms as required under the Listing Rules. All other connected persons (with the meaning as ascribed under the Listing Rules) of the Company must abstain from voting in such general meeting (except where any connected person may vote against the relevant resolution provided his or her intention to do so has been stated in the circular). Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

(J) Exercise of Options

An Option may be exercised in accordance with the terms of the New Share Option Scheme and such other terms and conditions upon which an Option was granted, at any time during the Option Period after the Option has been granted by the Board. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the Option Period.

(K) Transferability of Options

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option (where the Grantee is a company, any change of its major shareholder or any substantial change in its management (to be determined by the Board at its absolute discretion) will be deemed to be a sale or transfer of interest aforesaid). Any breach of the foregoing by a Grantee shall entitle the Company to cancel any outstanding Option or part thereof.

(L) Termination of employment, directorship, office or appointment by/of a Grantee

If a Grantee ceases to be a Participant for any reason other than on his or her death or the termination of his or her employment, directorship, office or appointment on one or more of the grounds specified in paragraph (N) below, the Grantee may exercise the Option up to his or her entitlement at the date of cessation (to the extent he or she is entitled to exercise at the date of cessation but not already exercised) within the period of six months (or such longer period as the Board may at its absolute discretion determine) following the date of such cessation, which date

shall be the last actual working day with/for the relevant company whether salary is paid in lieu of notice or not, or the last date of employment, directorship, office or appointment in the relevant company, as the case may be. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(M) **On the death of a Grantee**

If a Grantee dies before exercising the Option in full and none of the events which would be a ground for termination of his or her employment, directorship, office or appointment under paragraph (N) below arises, the lawful personal representative(s) of the Grantee shall be entitled to exercise the Option up to the entitlement of such Grantee at the date of death (to the extent not already exercised) within a period of 12 months (or such longer period as the Board may at its absolute discretion determine) from the date of death. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(N) **Termination of employment of a Grantee by reason of misconduct**

An Option shall lapse automatically (to the extent not already exercised) on the date on which a Grantee ceases to be an employee, director, consultant, professional adviser or chief executive of the relevant company or substantial shareholder of the Company (as the case may be) by reason of the termination of his or her employment, directorship, office or appointment on the grounds that he or she has been guilty of misconduct, or appears either to be unable to pay or have no reasonable prospect to pay debts, or has become insolvent, or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty.

(O) **Voluntary winding-up of the Company**

In the event a notice is given by the Company to its Shareholders to convene a Shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, other than for the purposes of a reconstruction, amalgamation or scheme of arrangement, the Company shall on the same date as or soon after it despatches such notice to convene the Shareholders' meeting, give notice thereof to all Grantees and thereupon, each Grantee (or his or her lawful personal representatives(s)) shall be entitled to exercise all or any of his or her Option (to the extent which has become exercisable and not already exercised) at any time not later than seven Business Days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a payment for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(P) **General offer by way of take-over**

If a general offer by way of take-over is made to all the holders of Shares and the terms and conditions of such offer have, within four months after the making of the offer on that behalf by the offeror, been approved by the holders of not less than nine-tenths in value of the Shares whose transfer is involved (other than Shares already held at the date of the offer by, or by a nominee for, the offeror or its subsidiary), and the offeror has, pursuant to the Companies Ordinance, at any time within two months beginning with the date on which such approval is obtained, given notice to any dissenting shareholder of the Company that it desires to acquire the Shares, the Grantee (or his or her lawful personal representative(s)) may by notice in writing to the Company within 21 days of such notice exercise the Option to its full extent or to the extent specified in such notice. Subject to the above, an Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the expiry of the period referred to above.

(Q) **Rank pari passu**

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and issue, and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment and issue other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment and issue.

(R) **Alteration in capital structure**

In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of a capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital, such corresponding alterations (if any) shall be made to the number of Shares subject to the Option so far as unexercised and/or the subscription price for Shares under the New Share Option Scheme, and an independent financial adviser of the Company or the Auditors must, at the request of the Board, confirm to the Directors in writing that any corresponding adjustments (if any) made (other than any made on a capitalisation issue) are in their opinion fair and reasonable and that such adjustments are in compliance with Rule 17.03(13) of the Listing Rules and shall give a Grantee the same proportion of the equity capital as that to which that Grantee was previously entitled and no such adjustments may be made to the extent that a Share would be issued at less than its nominal value. The issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment.

(S) **Duration of the New Share Option Scheme**

The New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options will be granted but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the provisions of the New Share Option Scheme, and Options which are granted during the life of the New Share Option Scheme may continue to be exercisable in accordance with their terms of issue.

(T) **Cancellation of Options granted**

The Board may, with the consent of the relevant Grantee, at any time at its absolute discretion cancel any Option granted but not exercised. Where the Company cancels Options and makes an offer of the grant of new Options to the same Option holder, the offer of the grant of such new Options may only be made, under the New Share Option Scheme with available Options (to the extent not yet granted and excluding the cancelled Options) within the limit approved by the Shareholders as mentioned in paragraph (F) above. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the date on which the Option is cancelled by the Board as provided above.

(U) **Termination of the New Share Option Scheme**

The Company by resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect. Upon the termination of the New Share Option Scheme, any Option granted but not yet exercised thereunder shall continue to be subject to the provisions of the New Share Option Scheme.

(V) **Alteration of provisions of the New Share Option Scheme**

The provisions of the New Share Option Scheme may be altered in any respect by resolution of the Board except that the definitions of "Grantee", "Option Period" and "Participant" of the New Share Option Scheme and any other provisions of the New Share Option Scheme in relation to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the Participants without the prior approval of the Shareholders in general meeting.

Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of the Options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme. The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Directors or scheme administrators in relation to any alteration to the terms of the New Share Option Scheme must be approved by the Shareholders in general meeting.

(W) **Trustees**

The Company confirms that none of the Directors will be trustees of the New Share Option Scheme and accordingly, none of the Directors will have any direct or indirect interest in such trustees.

(X) **Restrictions on the time of grant of Options**

No grant of Options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published as required by the Listing Rules. In particular, during such period of time as specified by the Listing Rules immediately preceding the earlier of (i) the date of the meeting of the Board (as such date is first notified by the Company to the Stock Exchange in accordance with the Listing Agreement) for the approval of the Company's interim or annual results and (ii) the deadline for the Company to publish its interim or annual results announcement under the Listing Agreement, and ending on the date of the results announcement, no Option may be granted.


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of GZITIC Hualing Holdings Limited (the "Company") will be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, 27 June 2003 at 2:00 p.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without modifications:

ORDINARY RESOLUTION

"THAT:

(A) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval of the listing of, and permission to deal in, the shares of HK$0.10 each in the share capital of the Company ("Shares") to be issued pursuant to the exercise of any options to be granted under the share option scheme of the Company (the "New Share Option Scheme") (the rules of the New Share Option Scheme are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof), the New Share Option Scheme be and is hereby approved and adopted and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(i) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for Shares;

(ii) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment;

(iii) to allot, issue and deal with from time to time such number of Shares as may be required to be issued pursuant to the exercise of the options under the New Share Option Scheme and subject to the Rules Governing the Listing of Securities on the Stock Exchange;

(iv) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued Shares of the Company may for the time being be listed, for listing of, and permission to deal in, any Shares which may hereafter from time to time be allotted and issued pursuant to the exercise of the options under the New Share Option Scheme; and

(v) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme; and

(B) the existing share option scheme of the Company which was adopted by the Company at its general meeting on 26 November 1993 be and is hereby terminated upon the New Share Option Scheme becoming effective."

By Order of the Board
WONG Hon Sum
Company Secretary

Hong Kong, 11 June 2003

Registered office:
Rooms 2802-4
28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him or her. A proxy need not be a member of the Company but must be present in person to represent the member.

2. In order to be valid, a proxy form together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the registered office of the Company at Rooms 2802-4, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. In the case of joint holders of a share in the Company the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

此乃要件　　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或已轉讓名下所有之**國信華凌集團有限公司**股份，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(於香港註冊成立之有限責任公司)

建議
採納新股份期權計劃
及終止現行股份期權計劃

國信華凌集團有限公司謹訂於二零零三年六月二十七日(星期五)下午二時正，假座香港灣仔港灣道一號香港君悦酒店閣樓君悦廳IV舉行股東特別大會，大會通告載於本通函第17至18頁。無論　閣下會否出席大會，務請　閣下按隨附之代表委任表格印列之指示填妥後，並於大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港灣仔港灣道25號海港中心28樓2802-4室。填妥及交回代表委任表格後，股東仍可親身出席大會及按其意願在會上投票。

香港，二零零三年六月十一日

目 錄

釋　義

於本通函內，除文意另有所指外，下列詞彙具有以下涵義：

「採納日期」	指	二零零三年六月二十七日，即於股東大會上股東以決議案形式有條件採納新股份期權計劃之日期
「聯繫人」	指	具有上市規則對該詞所賦予之涵義
「董事會」	指	本公司當時之董事會或正式獲授權之委員會
「營業日」	指	香港持牌銀行一般開放辦公及聯交所開放進行證券買賣之日子(星期六或星期日除外)
「本公司」	指	國信華淩集團有限公司，一間於香港註冊成立之有限責任公司，其股份於聯交所上市
「公司條例」	指	公司條例(香港法例第32章)
「董事」	指	本公司當時之董事
「股東特別大會」	指	本公司謹訂於二零零三年六月二十七日(星期五)下午二時正，假座香港灣仔港灣道一號香港君悦酒店閣樓君悦廳IV舉行之股東特別大會，大會通告載於本通函內
「股東特別大會通告」	指	本通函第17至18頁所載於二零零三年六月十一日發出召開股東特別大會之通告
「現行股份期權計劃」	指	本公司於一九九三年十一月二十六日舉行之股東大會上，為本集團任何成員公司之僱員(包括任何執行董事或高級行政人員)採納之股份期權計劃
「承授人」	指	根據新股份期權計劃之條款及上市規則接納要約之任何參與者或(倘文義允許)於原有承授人身故後有權接納任何該等期權之法定遺產承繼人
「本集團」	指	本公司及其不時之附屬公司
「香港」	指	中華人民共和國香港特別行政區

「最後實際可行日期」	指	二零零三年六月十日，即本通函付印前為確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新股份期權計劃」	指	本公司將於股東特別大會上以現有或任何經修訂形式提呈採納之股份期權計劃，該計劃規則之主要條款概要載於本通函附錄內
「期權」	指	根據新股份期權計劃之條款可認購股份之權利
「期權期限」	指	董事會全權酌情釐定並知會各承授人可行使期權之期限，但無論任何情況下，按本計劃授出之任何特定期權，該期限由授出日起計均不得超逾十年
「普通決議案」	指	股東特別大會通告內所載擬提呈之普通決議案
「參與者」	指	(i)本集團任何成員公司之任何執行或非執行董事(或任何建議候任執行或非執行董事之人士)或本集團任何成員公司之任何僱員；(ii)本集團任何成員公司之任何僱員、執行或非執行董事所設立之全權信託之任何全權受益人；(iii)本集團任何成員公司之任何顧問或專業諮詢人；(iv)本公司任何行政要員或主要股東；(v)本公司之董事、行政要員或主要股東之任何聯繫人；(vi)本公司主要股東之任何僱員；及(vii) 本集團任何成員公司之任何供應商或客戶之任何僱員或董事，按董事會在上述七類人士中全權酌情決定之人士
「股份」	指	本公司股本中每股面值0.10 港元(或本公司股本不時進行之拆細、合併、重新分類或重組導致本公司股本中之股份不時產生之該等其他面值)之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司

「附屬公司」	指	當時及不時為本公司附屬公司之公司(定義見公司條例(香港法例第32章))
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港之法定貨幣
「%」	指	百分比



GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(於香港註冊成立之有限責任公司)

執行董事：
陳小石(董事長)
梁偉文
梁保平
葉真文

註冊辦事處：
香港
灣仔
港灣道25號
海港中心
28樓2802-4室

非執行董事：
張新華
陳宇航

獨立非執行董事：
羅榮生
陳維端
林明勇

敬啟者：

建議
採納新股份期權計劃
及終止現行股份期權計劃

1. 緒言

本通函旨在向 閣下提供有關建議採納新股份期權計劃及建議終止現行股份期權計劃之資料，以及尋求 閣下於股東特別大會上批准有關此等事宜之普通決議案。

2. 採納新股份期權計劃及終止現行股份期權計劃

現行股份期權計劃為本公司於一九九三年十一月二十六日採納，並將於二零零三年十一月二十五日屆滿。為符合現行上市規則有關股份期權計劃之規定，並讓本公司可吸引、挽留和鼓勵有才能之參與者努力爭取本集團日後之發展及擴充，以及讓本公司在獎賞、回饋、慰勞、補償及／或給予參與者福利方面有更大靈活度及為董事會可能不時批准之其他

目的，董事會建議於股東特別大會上為參與者批准及採納新股份期權計劃，並建議終止現行股份期權計劃。

於股東特別大會上，將提呈普通決議案，藉此建議批准及採納新股份期權計劃及終止現行股份期權計劃。新股份期權計劃規則之主要條款概要已載於本通函附錄內。待達成下文(a)分段所列之所有先決條件後，新股份期權計劃將由採納日期起生效。待採納新股份期權計劃之所有條件獲達成後，現行股份期權計劃將隨即終止。

於最後實際可行日期，根據現行股份期權計劃已授出但尚未行使之期權涉及6,960,000股股份(相當於本公司於最後實際可行日期已發行股本總額約0.5%)。這些尚未行使之期權之詳情如下：

承授人	尚未行使期權數目	行使價	授出日期	行使期開始	行使期屆滿
張新華 董事	800,000	0.930港元	一九九七年 九月三十日	一九九七年 九月三十日	二零零七年 九月三十日
羅榮生 董事	2,000,000	0.244港元	二零零零年 二月十七日	二零零零年 二月十七日	二零一零年 二月十七日
	1,000,000	0.211港元	二零零零年 七月五日	二零零零年 七月五日	二零一零年 七月四日
陳維端 董事	2,000,000	0.244港元	二零零零年 二月十七日	二零零零年 二月十七日	二零一零年 二月十七日
	1,000,000	0.211港元	二零零零年 七月五日	二零零零年 七月五日	二零一零年 七月四日
本公司之僱員	160,000	0.211港元	二零零零年 七月五日	二零零零年 七月五日	二零一零年 七月四日
尚未行使 期權總數	6,960,000				

除上文所披露之尚未行使期權外，於最後實際可行日期並無其他根據現行股份期權計劃已授出但尚未行使之期權。董事會確認，於股東特別大會舉行前，其將不會再根據現行股份期權計劃授出任何期權。除現行股份期權計劃外，並本公司無於最後實際可行日期仍然生效之其他股份期權計劃。

待現行股份期權計劃終止後，將不可再根據現行股份期權計劃授出期權，惟在現行股份期權計劃所有其他方面之條文將仍然有效。根據現行股份期權計劃，上述之尚未行使期權將仍然受現行股份期權計劃之條文所限，而採納新股份期權計劃在任何情況下將不會影

響授出該等尚未行使期權之條款。此外，根據上市規則第17.03(3)條附註(2)，此等尚未行使之期權受新股份期權計劃及本公司任何其他股份期權計劃所訂明之30%上限所規限。

於最後實際可行日期，本公司已發行股本為1,382,036,408股股份組成。假設由最後實際可行日期至採納日期為止之期間已發行股本並無變動，於採納當日根據新股份期權計劃可發行之股份數目將為138,203,640股股份，相當於本公司於最後實際可行日期已發行股本總額之10%。

(a) **新股份期權計劃之先決條件**

採納新股份期權計劃須待下列條件獲達成後，方可生效：

(i) 股東於股東大會上通過普通決議案採納新股份期權計劃，並授權董事據此授出期權以認購股份，以及因根據新股份期權計劃行使任何期權而配發、發行及處理股份，此外股東於股東大會上通過普通決議案終止現行股份期權計劃；及

(ii) 聯交所上市委員會批准根據新股份期權計劃授出之期權獲行使時將予發行之任何股份之上市及准許買賣。

待達成上述條件後，董事會將有權向參與者授出期權以認購股份，該等股份加上本公司任何其他股份期權計劃授出之股份，將合共最多達批准新股份期權計劃日期已發行股份總數之10%，除非本公司向股東取得更新批准，以更新該10%之上限。因行使根據新股份期權計劃及本公司任何其他股份期權計劃(包括現行股份期權計劃)已授出但尚未行使之所有尚未行使期權而可能發行之最高股份數目，不得超逾本公司不時之已發行股本之30%。

於最後實際可行日期，本公司之已發行股本為1,382,036,408股股份所組成。假設由最後實際可行日期至採納日期期間已發行股本並無發生變動，本公司將向聯交所申請，批准根據新股份期權計劃授出之期權獲行使時將予發行之138,203,640股股份之上市及准許買賣。

倘新股份期權計劃獲採納，其中之條款及條件有任何重大修改，或對已授出之期權之條款作出任何修改，均須獲股東批准，惟根據新股份期權計劃之條款原有之規定而自動生效之變動則除外。

(b) **新股份期權計劃之條款說明**

於本通函附錄內載有新股份期權計劃規則之主要條款概要。藉著根據新股份期權計劃以具靈活度之條款向參與者授出期權，特別是期權之認購價將按公平基準釐定，該等參與者可於期權期限內隨時行使其期權，以獲得金錢價值收益或本公司之擁有權益，藉此給予參與者更多鼓勵，竭誠為本集團服務。

此外，根據新股份期權計劃之條款，董事會可就授出期權施加其可能全權酌情認為合適之任何條件、限制或規限，可能包括但不限於承授人可行使期權前必須持有期權之任何該等最短期間，及／或承授人可行使期權前必須達到之表現目標。董事會希望此等條款可作為一種獎勵，為本集團挽留高質素之僱員及董事，及使承授人努力達到本集團之目標。

(c) **期權之價值**

董事會認為，不適宜在本通函載列根據新股份期權計劃可授出之所有期權之價值，猶如該等期權已在採納新股份期權計劃前於最後實際可行日期已授出，因為對於計算期權價值而言，確屬重要之多項變數現階段仍未能確定。該等對於確定期權價值而言十分重要之變數，包括行使期權所附之認購權認購股份之認購價、會否根據新股份期權計劃授出期權、授出期權之時間、可行使期權之期限、董事會可能對期權施加之任何其他條件，以及如授出期權，承授人會否行使該等期權。就股份應付之認購價須視乎股份在聯交所所報之價格而定，亦即表示須視乎董事會根據新股份期權計劃授出期權之時間而定。由於計劃長達十年，董事會認為，現階段表明會否根據新股份期權計劃授出期權，以及如授出期權，可能授出之期權數目，實屬言之過早。此外，鑑於新股份期權計劃之十年生效期內股份之價格可能會波動，實在難以準確確定股份之認購價。在上述之情況下，董事會認為，期權之價格須視乎多項變數，而於本通函刊發日期，實在難以確定這些變數。因此，董事會認為，現時在本通函內載列期權之價值是過早及不適宜。

3. 責任聲明

本通函載有遵照上市規則之規定而提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所深知及確信，並無遺漏任何其他事實，致使本通函之內容有所誤導。

4. 股東特別大會

在本通函第17至18頁載有股東特別大會通告，會上將提呈普通決議案以尋求批准採納新股份期權計劃及終止現行股份期權計劃。

5. 應採取之行動

本通函附有適用於股東特別大會之代表委任表格。無論 閣下會否出席大會，務請 閣下按隨附之代表委任表格印列之指示填妥，並須於大會或其任何續會指定舉行時間四十八小時前，盡快交回本公司之註冊辦事處，地址為香港灣仔港灣道25號海港中心28樓2802-4室。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會及按其意願在會上投票。

6. 備查文件

新股份期權計劃之副本可於股東特別大會舉行日期前十四日期間之一般辦公時間內，於本公司之註冊辦事處可供查閱。

7. 推薦建議

董事相信，採納新股份期權計劃以代替現行股份期權計劃乃符合本公司及其股東之最佳利益。因此，董事建議本公司全體股東投票贊成載於股東特別大會通告內之普通決議案。

此致

列位股東 台照

董事長
陳小石
謹啟

二零零三年六月十一日

下文為新股份期權計劃規則之主要條款概要，惟並不構成部份或擬為新股份期權計劃之規則之部份，並且不應視作對新股份期權計劃之規則具影響力之詮譯。董事保留權利在股東特別大會前之任何時間在彼等認為必需或合適時對新股份期權計劃作出任何修訂，惟該等修訂並不會與本附錄所載之概要任何重大方面有所觝觸：

(A) **目的**

新股份期權計劃之目的，是為讓本公司可吸引、挽留和鼓勵有才幹之參與者，竭力達致本集團日後之發展及擴充，以及讓本公司在獎賞、回饋、慰勞、補償及／或給予參與者福利方面有更大靈活度。

(B) **條件**

新股份期權計劃須待(i)股東於股東大會上通過普通決議案採納新股份期權計劃，並授權董事據此授出可認購股份之期權，以及股東於股東大會上批准因行使根據新股份期權計劃授出之任何期權而配發、發行及處理股份及終止現行股份期權計劃；及(ii)聯交所上市委員會批准根據新股份期權計劃授出之期權獲行使時將予發行之任何股份上市及買賣，始可作實。

(C) **參與者之範圍及參與者資格**

參與者之範圍包括(i)本集團任何成員公司之任何執行或非執行董事（或任何建議候任執行或非執行董事之人士）或本集團任何成員公司之任何僱員；(ii)本集團任何成員公司之任何僱員、執行或非執行董事所設立之全權信託之任何全權受益人；(iii)本集團任何成員公司之任何顧問或專業諮詢人；(iv)本公司任何行政要員或主要股東；(v)本公司之董事、行政要員或主要股東之任何聯繫人；(vi)本公司主要股東之任何僱員；及(vii)本集團任何成員公司之任何供應商或客戶之任何僱員或董事，按董事會在上文所列七類人士之範圍內全權酌情決定之人士。

董事會可全權酌情邀請任何參與者接納期權。在釐定每名參與者資格之基準時，董事會主要會考慮每名個人參與者之才能及質素、參與者對本集團業務之經驗、參與者在本集團服務之年期或參與者與本集團建立業務關係之長短，以及董事會可能全權酌情認為合適之該等其他因素。

(D) **接納要約**

當董事會可不時按其全權酌情決定格式之函件一經承授人正式簽署接納期權，並且於要約日期起計二十八日內收到應繳付予本公司之款項1.00港元作為授出期權之代價，要約即被視為已獲承授人接納，而與要約有關之期權即被視為已予授出。股份之認購價乃按下文(E)段所述計算。

(E) **認購價**

根據新股份期權計劃認購股份之認購價，最低價為以下之最高者：(i)於授出期權日期（該日必須為營業日）股份於聯交所每日報價表中所列之收市價；(ii)緊接授出期權之日期前五個營業日股份於聯交所每日報價表中之平均收市價；及(iii)股份之面值。

(F) **可供認購之股份最高數目**

(i) 在下文(iv)段之規限下，根據新股份期權計劃及本公司之任何其他股份期權計劃授出之所有期權獲行使時可能發行之股份總數，不得超逾於新股份期權計劃獲批准當日已發行股份總數之10%，除非本公司根據下文(ii)段取得股東之更新批准。於最後實際可行日期，本公司之已發行股本為1,382,036,408股股份。假設由最後實際可行日期至採納日期為止之期間已發行股本並無變動，於採納新股份期權計劃日期根據新股份期權計劃可予發行之股份數目，將為138,203,640股股份，相當於採納日期本公司已發行股本總額之10%。

(ii) 在下文(iv)段之規限下，本公司可於股東大會上尋求股東批准更新上文(i)段所述之10%上限，據此在經更新上限下根據新股份期權計劃或本公司之任何其他股份期權計劃而授出之期權可發行之股份總數上限，不得超逾批准更新該等上限當日本公司已發行股份總數之10%。

(iii) 在下文(iv)段之規限下，本公司可另行召開股東大會尋求股東批准，授出超過10%上限之期權，但超過限額之數目只能授予本公司在獲得股東批准前已特別指定之參與者。在這情況下，本公司須向其股東寄發一份通函，當中載列上市規則規定或須提供之該等資料。

(iv) 雖有新股份期權計劃之任何其他條文，因行使根據新股份期權計劃及本公司任何其他股份期權計劃(包括現行股份期權計劃)授出但尚未行使之所有尚未行使期權而可能發行之最高股份數目，不得超逾不時已發行股份總數30%。

(G) 要約之條件、限制或規限

在新股份期權計劃之條文及上市規則之規限下，董事會在提呈要約時，可就此施加其全權酌情認為合適之任何條件、限制或規限，可能包括但不限於承授人可行使期權前必須持有期權之最短期間，及／或承授人可行使期權前必須達到之表現目標。

(H) 每名參與者可享有之股份最高限額

(i) 任何一名參與者於任何十二個月期間內因獲授之期權(包括已行使、已註銷及尚未行使之期權)予以行使時所發行及將予發行之股份總數上限，最多不得超逾本公司已發行股份總數之1%。

(ii) 向一名參與者進一步授出任何超逾1%上限之期權，須獲股東於股東大會上另行批准，而該參與者及其聯繫人(定義見上市規則)須就此放棄投票。在這情況下，本公司須向其股東寄發一份通函，當中須載列上市規則所規定提供之該等條款之資料。將向該名參與者授出之期權所涉及之股份數目，以及將向其授出期權之條款，須於獲得股東批准前釐定，而就建議該等進一步授出而召開董事會會議之日期，就計算認購價而言，須被視為授出之日期。

(I) 向關連人士授出期權

(i) 凡向本身為本公司董事、行政要員或主要股東(該等詞彙之定義見上市規則)或彼等各自之任何聯繫人(定義見上市規則)之參與者授出期權，須獲本公司之獨立非執行董事(不包括本身為承授人之獨立非執行董事)批准。

(ii) 倘董事會擬向本身為主要股東(定義見上市規則)或獨立非執行董事或彼等各自之任何聯繫人(定義見上市規則)之參與者授出任何期權，將導致於截至該

授出日期（包括當日）止十二個月期間內已向其授出及將授出之全部期權已行使及將行使而將向其發行之股份：

(1) 合共佔已發行股份總數0.1%以上；及

(2) 根據各授出日期股份之收市價計算，股份總值超過5,000,000港元，

授出該期權之建議須取得股東於股東大會上批准。本公司並須向股東寄發通函，當中載列上市規則規定提供之所有該等條款。本公司所有其他關連人士（定義見上市規則）必須就此於股東大會上放棄投票（惟不包括可能就有關決議案投反對票，並已於該通函內表明此意向之任何關連人士）。於股東大會上就批准授出該期權之決議須以點票方式進行投票。

(J) 行使期權

期權可按新股份期權計劃之條款，以及授出有關期權時所施加之該等其他條款及條件，於董事會授出期權後在期權期限內予以行使。於期權期限屆滿後，期權將隨即自動失效及不可行使（以當時尚未行使者為限）。

(K) 期權之可轉讓性

期權屬承授人個人所有，並不可予轉讓，承授人並不可以任何方式就任何期權作出或與其有關之出售、轉讓、抵押、按揭、增設繁重負擔或設立任何第三者權益（如承授人為一間公司，其大股東之任何變動或其管理層之任何重大變動（按董事會全權酌情決定是否屬重大），將被視為上文所述之出售或轉讓）。承授人如對上文所述有任何違反，本公司即有權註銷其任何尚未行使之期權或當中之部分。

(L) 承授人終止受聘、擔任董事、履行職務或委任

倘承授人不是因身故或下文第(N)段所指明之一個或以上之原因而被終止受聘、擔任董事、履行職務或委任之其他原因而終止成為參與者，承授人可於該等終止日期起計六個月（或董事會可能全權酌情釐定之該等較長期間）內，行使最多達其於終止日期享有之期權（以其於該終止日期享有但尚未行使者為限），該終止日期須為於／為有關

之公司工作之最後實際工作日，不論是否獲發代通知金，或於有關公司之最後受聘、擔任董事、履行職務或委任之最後日期，視乎情況而定。在上文之規限下，期權於上述之期限屆滿後將自動失效及不可行使（以尚未行使者為限）。

(M) **承授人身故**

倘承授人於悉數行使其期權前身故，而並無發生下文(N)段所述之事宜而成為其被終止受聘、擔任董事、履行職務或委任之原因，承授人之法定遺產承繼人有權於承授人身故日期起計之十二個月期間內（或董事會可能全權酌情釐定之該等較長期間）行使最多達該名承授人身故日期所享有之期權（以尚未行使者為限）。在上文之規限下，期權於上述之期限屆滿後將自動失效及不可行使（以尚未行使者為限）。

(N) **承授人因不當行為被終止受聘**

倘承授人因觸犯嚴重不當行為，或未能清還債務或合理預計內不能償還債項或已無力償債或已與其債權人達成任何安排或債務重組妥協，或被裁定觸犯涉及其廉潔或誠實之任何刑事罪行之原因，因而被終止受聘、擔任董事、履行職務或委任之原因而不再成為有關公司之僱員、董事、顧問、專業諮詢人或行政要員或本公司之主要股東（視乎情況而定），則其期權由該日起將告失效（以尚未行使者為限）。

(O) **本公司自動清盤**

倘本公司向其股東發出召開股東大會之通告，以考慮及在彼等認為適當之情況下批准將本公司自動清盤之決議案，除因重組、合併或債務重組償還安排外，本公司須於向本公司各股東發出上述通告之同日或其後盡快向所有承授人發出通告，據此各承授人（或其法定遺產承繼人）將有權於本公司建議舉行股東大會之七個營業日前任何時間行使其全部或其任何期權（以可予行使及尚未行使者為限），惟其必須事先向本公司發出書面通知，並連同通知上列擬認購股份數目之總認購股款一併盡快送呈本公司，方為有效，而本公司則須盡快及無論如何於不遲於緊接上述建議之股東大會舉行日期前之營業日，向承授人配發入賬列作繳足之有關股份。在上文所述之規限下，待上文所述之限期屆滿後，期權將告自動失效及不可行使（以尚未行使者為限）。

(P) **以收購方式提出全面收購建議**

倘以收購方式向全部股份持有人提出一項全面收購建議，而該等收購建議之條款及條件，在代表收購人提出收購建議日期四個月內，已獲得持有股份之價值(不包括於收購人或其附屬公司或其代理人於提出收購建議日期已持有者)不少於十分之九之持有人(其轉讓涉及有關之收購建議)批准，而收購人已根據公司條例，由取得該等批准起之兩個月內，隨時向本公司之任何持異議股東發出通告，表示收購人欲收購股份，承授人(或其法定遺產承繼人)可於該通告日期二十一日內，向本公司發出書面通知，行使其全部或該通知內所指明之期權數目。在上文之規限下，上文所指之限期屆滿後，期權將自動失效及不可行使(以尚未行使者為限)。

(Q) **地位相等**

因行使期權而將予配發之股份，將受本公司當時生效之組織章程大綱及公司細則之所有條文規限，並將與配發及發行日期已發行及繳足之股份在各方面享有同等地位，因此，賦予持有人參與配發及發行日期後所支付或作出之一切股息或其他分派，但倘有關之記錄日期為早於配發及發行日期，不包括在此之前所宣派或建議或決議支付或作出之股息或其他分派。

(R) **股本架構變動**

倘在任何期權仍可行使期間，本公司股本架構有所變動(不論透過資本化發行、供股、股份拆細或合併、或削減股本之方式)，便須就新股份期權計劃內尚未行使之期權所涉及之股份數目及／或股份之認購價作出相應調整(如有)，本公司之獨立財務顧問或核數師必須在董事會提出要求後，向董事書面確認該等相應之調整(如有)(不包括因資本化發行而作出之任何調整)，按其公平合理認為該等調整乃符合上市規則第17.03(13)條之規定，並須使承授人在股本中所佔之權益比例，與其原先享有之比例相同，惟倘將導致股份按低於面值發行，則不得作出該等調整。於交易中以發行證券作為代價不會被視為須作出調整之情況。

(S) **新期權之限期**

新股份期權計劃將由採納日期起計後十年期間內有效及生效，在此期間屆滿後將不得再授出期權，惟新股份期權計劃之條文在所有其他方面將仍然具有全面效力並生效，以使根據新股份期權計劃之前已授出之期權仍可有效行使或根據新股份期權計劃之條文規定繼續生效，而於新股份期權計劃期限內授出之期權仍可根據其發行條款予以行使。

(T) **註銷已授出之期權**

董事會可在取得有關之承授人同意後，隨時按其絕對酌情權註銷任何已授出但尚未行使之期權。倘本公司註銷一名期權持有人之期權並向其提呈授出新期權之要約，授出該等新期權之要約僅可根據新股份期權計劃內仍有可授出之期權(以尚未授出之期權為限，但不包括已註銷之期權)作出，並須受上文(F)段所述獲股東批准之上限所限。董事會按上文所述註銷期權之日期，期權即告自動失效及不可行使(以尚未行使者為限)。

(U) **終止新股份期權計劃**

本公司可透過於股東大會上通過決議案或由董事會可隨時終止新股份期權計劃之運作。在該等情況下本公司不得再提呈期權，惟新股份期權計劃在其他各方面之條文仍然具有全面效力並一直生效。待新股份期權計劃終止後，任何根據該計劃已授出但尚未行使之期權，仍須受新股份期權計劃之條件所規限。

(V) **更改新股份期權計劃之條文**

新股份期權計劃之條文可根據董事會之決議案作出任何方面之修改，惟未得到股東於股東大會上批准前，有關新股份期權計劃「承授人」、「期權期限」及「參與者」之定義，以及與上市規則第17.03條所載之事宜有關之新股份期權計劃之任何其他條文一概不得作出有利參與者之更改。

新股份期權計劃之條款及條件之任何重大更改或對所授出之期權條款有任何改變，必須於股東大會上獲股東批准方可作出，惟根據新股份期權計劃之現有條款而自動生效之變動除外。新股份期權計劃或期權之經修訂條款仍須遵照上市規則第17章之有關規定。有關董事或計劃管理人修改新股份期權計劃之條款之權力作出任何修改，均須於股東大會上獲股東批准。

(W) **受託人**

本公司確認，概無董事將成為新股份期權計劃之受託人，因此，概無董事將於該等受託人中擁有任何直接或間接權益。

(X) **授出期權之時間限制**

於發生股價敏感事件後或一項涉及股價敏感事件之決定有待落實期間，一概不可授出任何期權，直至該等股價敏感之資訊已按上市規則之規定作出公佈為止。特別是，於上市規則中列明緊接(i)為批准本公司之中期或年度業績而召開董事會會議之日期(以本公司按上市協議之條文首次通知聯交所之日期為準)；及(ii)本公司根據上市協議公佈其中期或年度業績公佈之限期兩者中較早發生者前之該等指定期間及時間，至有關之業績公佈日期為止，一概不可授出期權。



GZITIC Hualing Holdings Limited
國信華淩集團有限公司

(於香港註冊成立之有限責任公司)

茲通告國信華淩集團有限公司(「本公司」)謹訂於二零零三年六月二十七日(星期五)下午二時正，假座香港灣仔港灣道一號香港君悅酒店閣樓君悅廳IV舉行股東特別大會，以考慮及酌情通過以下之普通決議案(不論有否經修訂)：

普通決議案

「**動議**：

(A) 待及受香港聯合交易所有限公司(「聯交所」)上市委員會批准根據本公司之股份期權計劃(「新股份期權計劃」，新股份期權計劃之規則載於一份註有「A」字樣之副本已提呈大會，並由大會主席簽署，以資識別)將授出之任何期權獲行使而將予發行本公司股本中每股面值0.10港元之股份(「股份」)上市及准許買賣後，新股份期權計劃獲批准及採納，而本公司之董事會獲授權按其認為對使新股份期權計劃生效而言屬必需或權宜之情況下，採取所有該等行動及訂立所有該等交易、安排及協議，包括但不限於：

(i) 管理新股份期權計劃，據此可向新股份期權計劃之合資格參與者授出期權以認購股份；

(ii) 不時修訂及／或修改新股份期權計劃，惟該等修訂及／或修改須按新股份期權計劃與修訂及／或修改有關之條文作出；

(iii) 不時配發、發行及處理因根據新股份期權計劃及在聯交所證券上市規則之規限下行使期權而須予發行之該等股份數目；

(iv) 於適當時候向聯交所及本公司已發行股份不時可能於其上市之任何其他證券交易所申請，批准其後可能根據新股份期權計劃行使期權而配發及發行之任何股份上市及買賣；及

(v) 如被認為適合及權宜，同意有關當局可能對新股份期權計劃規定或施加之該等條件、修改及／或修訂；及

(B) 待新股份期權計劃生效後，終止本公司於一九九三年十一月二十六日舉行之股東大會上採納之現行股份期權計劃。」

承董事會命
公司秘書
黃漢森

香港，二零零三年六月十一日

註冊辦事處：
香港
灣仔
港灣道25號
海港中心
28樓2802-4室

附註：

1. 凡有權出席大會及投票之本公司股東，均可委任一名或以上之受委代表代其出席及投票。受委代表毋須為本公司之股東，但須親身代表股東出席大會。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或該等授權書或授權文件經公證人認證之副本，必須於大會或其續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道25號海港中心28樓2802-4室，方為有效。

3. 就本公司股份之聯名持有人士而言，均只接納排名首位之持有人作出之投票，不論親身或委派委任代表，其他聯名持有人均無投票權。就此而言，排名先後乃按照本公司股東名冊內有關聯名持有人就有關股權排名次序而定。